Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-173347

Prospectus Supplement No. 3

(To U.S. Exchange Offer Prospectus filed with the U.S. Securities and Exchange Commission on May 4, 2011)

VOLUNTARY PUBLIC TAKEOVER OFFER

(EXCHANGE OFFER)

by

Alpha Beta Netherlands Holding N.V.

Beursplein 5, 1012 JW Amsterdam, the Netherlands

to the shareholders of

Deutsche Börse Aktiengesellschaft

60485 Frankfurt am Main, Germany

to acquire all registered no-par-value shares of Deutsche Börse Aktiengesellschaft for consideration of

1 new ordinary share in Alpha Beta Netherlands Holding N.V.

for 1 share in Deutsche Börse Aktiengesellschaft

Offer Acceptance Period: May 4, 2011 to midnight, at the end of July 13, 2011

(Central European Daylight Savings Time)

Deutsche Börse shares:	ISIN DE0005810055
tendered Deutsche Börse shares:	ISIN DE00A1KRND6
Holdco offer shares:	ISIN NL0009766997

This Prospectus Supplement No. 3 (this “Supplement”) is supplemental to, forms part of and must be read in conjunction with the U.S. Exchange Offer Prospectus (the “Prospectus”), which was filed with the U.S. Securities and Exchange Commission on May 4, 2011, as supplemented by Prospectus Supplement dated May 17, 2011 and Prospectus Supplement No. 2 dated June 16, 2011, relating to the voluntary public takeover offer (the “exchange offer”) of Alpha Beta Netherlands Holding N.V. (“Holdco”) to the shareholders of Deutsche Börse Aktiengesellschaft (“Deutsche Börse”) to acquire all registered no-par-value shares of Deutsche Börse (the “Deutsche Börse shares”). To the extent that there is any inconsistency between any information in this Supplement and any other information in, or incorporated by reference into, the Prospectus, in each case as of the date of this Supplement, the information in this Supplement will prevail.

This Supplement has been prepared for the purpose of informing holders of Deutsche Börse shares of (1) the joint statement of the management board and the supervisory board of Deutsche Börse on the exchange offer, dated July 8, 2011, made pursuant to section 27 of the German Securities Acquisition and Takeover Act and (2) informing holders of Deutsche Börse shares that during a special meeting of the shareholders of NYSE Euronext, held on July 7, 2011, shareholders of NYSE Euronext approved proposal to adopt the business combination agreement and approve the transactions contemplated by the business combination agreement and three proposals relating to the Holdco articles of association that will be in effect after completion of the combination. The English translation of the German language joint statement is attached as Exhibit A to this Supplement, and a copy of the press release announcing the successful vote is attached as Exhibit B to this Supplement.

The date of this Supplement is July 8, 2011.

FORWARD-LOOKING STATEMENTS

This Supplement contains forward-looking statements. A forward-looking statement is any statement that does not relate to historical facts and events. Forward-looking statements in this Supplement include, in particular, statements containing information on future earnings capacity, plans and expectations of Holdco’s business, its growth and profitability, and general economic and regulatory conditions and other factors to which it is or may be exposed. Statements made using terms such as “may,” “might,” “will,” “should,” “expect,” “plan,” “intends,” “anticipate,” “believe,” “is of the opinion,” “assume,” “estimate,” “predict,” “potential” “is likely” or “continue,” and the negative of these terms and other comparable terminology indicate forward-looking statements. Forward-looking statements in this Supplement are based on estimates and assessments made to the best of Holdco’s present knowledge. These forward-looking statements are based on assumptions, uncertainties and other factors, the occurrence or non-occurrence of which could cause the actual results of Holdco, including its financial condition and/or profitability, to differ materially from or fail to meet the expectations expressed or implied in the forward-looking statements. Accordingly, investors are strongly advised to read the following sections of the exchange offer prospectus: “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Deutsche Börse Group,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NYSE Euronext,” “Business of Holdco and Certain Information about Holdco,” “Business of Deutsche Börse Group and Certain Information about Deutsche Börse Group,” “Business of NYSE Euronext and Certain Information about NYSE Euronext” and “Recent Developments and Outlook.” These sections include more detailed descriptions of factors that might have an impact on the business of Holdco and the market in which it operates.

In light of the uncertainties and assumptions, it is also possible that the future events mentioned in this Supplement might not occur. In addition, the forward-looking estimates and forecasts reproduced in this Supplement from third-party reports could prove to be inaccurate.

The forward-looking statements contained in this Supplement speak only as of the date on which they were made. Holdco expressly disclaims any obligation or undertaking, except as required by law, to release publicly any updates or revisions to any forward-looking statement contained herein or therein to reflect any change in Holdco’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or to conform any such statement to actual events or developments.

Exhibit A

THIS DOCUMENT IS A NON-BINDING CONVENIENCE TRANSLATION OF THE GERMAN LANGUAGE JOINT SUPPLEMENTAL STATEMENT (GEMEINSAME ERGÄNZENDE STELLUNGNAHME) OF THE MANAGEMENT BOARD (VORSTAND) AND THE SUPERVISORY BOARD (AUFSICHTSRAT) OF DEUTSCHE BÖRSE AKTIENGESELLSCHAFT OF 8 JULY 2011.

Mandatory publication

pursuant to section 27 (3) sentence 1 in conjunction with section 14 (3) sentence 1 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz (WpÜG))

Joint Supplemental Statement

of the

Management Board and the Supervisory Board

of

Deutsche Börse Aktiengesellschaft

Mergenthalerallee 61, 65760 Eschborn, Germany

pursuant to section 27 of the German Securities Acquisition and Takeover Act

on the

Amendment to the Voluntary Public Takeover Offer (Exchange Offer) published on 27 June 2011 made by

Alpha Beta Netherlands Holding N.V.

Beursplein 5, 1012 JW Amsterdam, The Netherlands

to the shareholders of

Deutsche Börse Aktiengesellschaft

Shares of Deutsche Börse Aktiengesellschaft

ISIN DE0005810055

Tendered shares of Deutsche Börse Aktiengesellschaft

ISIN DE000A1KRND6

Shares of Alpha Beta Netherlands Holding N.V.

ISIN NL0009766997 (HoldCo Offer Shares)

Table of Content

1	INTRODUCTORY SUMMARY OF THIS STATEMENT	3

2	GENERAL INFORMATION ON THIS STATEMENT	3

3	AMENDMENT TO THE EXCHANGE OFFER	5

4	NO EXTENSION OF THE EXCHANGE OFFER	6

5	RIGHT OF WITHDRAWAL	6

6	CONSIDERATIONS OF DEUTSCHE BÖRSE BOARDS	6

7	RECOMMENDATION	6

1	INTRODUCTORY SUMMARY OF THIS STATEMENT

On 27 June 2011, Alpha Beta Netherlands Holding N.V. published an amendment to its exchange offer document of 4 May 2011 pursuant to sections 21 para. 2 in conjunction with 14 para. 3 sent. 1 German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz).

The amendment relates to the waiver of the completion conditions “IRS-Ruling or Rulings vis-à-vis NYSE Euronext” and “IRS-Ruling vis-à-vis Deutsche Börse”, which are further described in section 3 of this supplemental statement. These conditions provided for obtaining one or more binding rulings (so called “private letter rulings”) from the U.S. Internal Revenue Service (IRS) to the effect that the exchange of NYSE Euronext shares and Deutsche Börse shares for shares of the bidder in the course of the merger and the exchange offer, respectively, will be tax-neutral pursuant to U.S. federal income tax law for U.S. tax payers. In the view of the Deutsche Börse boards, obtaining the IRS ruling as foreseen in the exchange offer document is no longer required, because based upon the advice of the law firm Linklaters LLP, they have reached the conclusion that the preconditions under tax law which initially were to be secured by the respective private letter ruling are satisfied. Therefore, the waiver of this completion condition will not lead to adverse consequences for shareholders of Deutsche Börse.

The Deutsche Börse Boards do not consider it necessary to comment on the completion condition “IRS ruling or rulings vis-a-vis NYSE Euronext”, because this completion condition, as part of the merger, does only concern shareholders of NYSE Euronext who are U.S. tax payers.

The Deutsche Börse Boards have concluded that the amendment to the exchange offer does not contain any information that would give cause to deviate from their recommendation contained in their joint statement of 12 May 2011. Therefore, in section 7 of this supplemental statement, the Deutsche Börse Boards continue to recommend to the shareholders of Deutsche Börse that the Exchange Offer be accepted and that the Deutsche Börse shares be tendered.

2	GENERAL INFORMATION ON THIS STATEMENT

On 4 May 2011, Alpha Beta Netherlands Holding N.V. with registered office at Beursplein 5, 1012 JW Amsterdam, The Netherlands (“HoldCo” or the “Bidder”) published pursuant to section 14 para. 2 and 3 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, “WpÜG”) its offer document within the meaning of section 11 WpÜG (the “Exchange Offer Document”) concerning the voluntary public takeover bid (Exchange Offer) of the Bidder (the “Exchange Offer”).

The Exchange Offer is addressed to all shareholders of Deutsche Börse Aktiengesellschaft, Frankfurt am Main, Germany (“Deutsche Börse” and together with its affiliated companies (as defined in section 15 of the German Stock Corporation Act (Aktiengesetz, “AktG”)) the “Deutsche Börse Group”) with the exception of those shareholders whose place of residence, seat or habitual abode is Japan, which the Bidder has excluded from the Exchange Offer; this does not apply to qualified institutional investors (tekikaku kikan toshika) (as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended)) (the excluded shareholders are herein referred to as “Excluded Shareholders”).

The subject of the Exchange Offer is the acquisition of all registered no-par-value shares (auf den Namen lautende Stückaktien) of Deutsche Börse (ISIN DE0005810055), each representing a pro rata amount of €1.00 per share of the registered share capital (Grundkapital), in each case with all ancillary rights (including dividend entitlements in respect of which no resolution has been passed by the general shareholders’ meeting (Hauptversammlung) of Deutsche Börse at the time of completion of the Exchange Offer) in consideration of one ordinary share in HoldCo with a nominal value of €1.00 (“HoldCo Offer Share”) in exchange for one share in Deutsche Börse (“Deutsche Börse share”).

On 12 May 2011, the Management Board (Vorstand) of Deutsche Börse (the “Management Board”) and the Supervisory Board (Aufsichtsrat) of Deutsche Börse (the “Supervisory Board”, together with the Management Board the “Deutsche Börse Boards”) published their joint reasoned statement (the “Statement”) in accordance with sections 27 para. 3, 14 para. 3 sent. 1 WpÜG on Deutsche Börse’s website at

http://www.deutsche-boerse.com/reasonedstatement

The Statement is available free of charge by Deutsche Börse at Mergenthaler Allee 61, 65760 Eschborn, Germany. The fact of publication of the Statement was published in the electronic Federal Gazette (elektronischer Bundesanzeiger).

On 27 June 2011, the Bidder published an amendment to the Exchange Offer pursuant to sections 21 para. 2 in conjunction with 14 para. 3 sent. 1 WpÜG (the “Amendment to the Exchange Offer”) by way of publication on the internet at http://www.global-exchange-operator.com as well as by making available the Exchange Offer Document free of charge to shareholders of Deutsche Börse at Deutsche Börse Aktiengesellschaft, Mergenthalerallee 61, 65760 Eschborn, Germany.

The Management Board of Deutsche Börse forwarded the Amendment to the Exchange Offer to the Supervisory Board and to the works council of Deutsche Börse without undue delay upon receipt of the Amendment to the Exchange Offer.

2.1	Legal Basis for this supplemental Statement

Pursuant to section 27 para.1 sent. 1 WpÜG, the management board and the supervisory board of a target company are required to provide a reasoned statement on any takeover bid and any amendments thereto. The Management Board and the Supervisory Board have decided to provide their supplemental statement regarding the Amendment to the Exchange Offer (the “Supplemental Statement”) jointly. The Management Board discussed and unanimously adopted this Supplemental Statement. The Supervisory Board also discussed and adopted this Supplemental Statement with all votes of the shareholder’s representatives against the votes - with one vote abstention - of the employee representatives.

2.2	Factual Basis for this Statement and Independent Responsibility of the Shareholders of Deutsche Börse

This Supplemental Statement does not concern the Exchange Offer in its entirety, but only those sections of the Exchange Offer affected by the Amendment to the Exchange Offer. The Supplemental Statement must therefore be read in connection with the Statement.

The explanations regarding the factual basis for the Statement and regarding the independent responsibility of the shareholders of Deutsche Börse contained in the Statement apply to this Supplemental Statement accordingly.

2.3	Publication of the Supplemental Statement

This Supplemental Statement will, in accordance with sections 27 para. 3, 14 para. 3 sent. 1 WpÜG, be published on Deutsche Börse’s website at

http://www.deutsche-boerse.com/supplementalstatement

and will be made available free of charge by Deutsche Börse at Mergenthaler Allee 61, 65760 Eschborn, Germany. The fact of publication of this Supplemental Statement will be published in the electronic Federal Gazette (elektronischer Bundesanzeiger).

In addition to the German-language Supplemental Statement, an English convenience translation thereof will be published at the aforementioned website. However, solely the German version of the Statement shall be authoritative.

3	AMENDMENT TO THE EXCHANGE OFFER

The Exchange Offer and the agreements which come into existence as a result of accepting the Exchange Offer are subject to several conditions (the “Completion Conditions”). The Bidder has waived certain Completion Conditions set out therein as follows.

3.1	Waiver of the Completion Condition “IRS Ruling or Rulings vis-à-vis NYSE Euronext”

According to section 14.1 (j) of the Exchange Offer Document, the Exchange Offer is subject to the following Completion Condition:

“On or prior to the end of the offer acceptance period, NYSE Euronext, a Delaware corporation (“NYSE Euronext”) shall have received one or more private letter rulings from the U.S. Internal Revenue Service (“IRS”) substantially to the effect that

(i)        the merger of NYSE Euronext with and into a subsidiary of the Bidder, Pomme Merger Corporation (the “Merger”) will qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code and/or the merger and the Exchange Offer, taken together, will qualify as an exchange within the meaning of Section 351(a) of the U.S. Internal Revenue Code; and

(ii)        (A) the transfer of NYSE Euronext shares by U.S. persons for shares of the Bidder will qualify for an exception to Section 367(a)(1) of the U.S. Internal Revenue Code under U.S. Treasury Regulation Sections 1.367(a)-3(c)(1) and 1.367(a)-3(c)(9), and (B) any U.S. person transferring NYSE Euronext shares to the Bidder who is a “5% transferee shareholder” of NYSE Euronext (within the meaning of U.S. Treasury Regulation Section 1.367(a)-3(c)(5)(ii)) will qualify for the exception to Section 367(a)(1) of the U.S. Internal Revenue Code only upon entering a five-year gain recognition agreement pursuant to U.S. Treasury Regulation Section 1.367(a)-8.”

In accordance with the Exchange Offer, the Bidder waives this Completion Condition. Accordingly, the Exchange Offer is not subject to the Completion Condition “IRS Ruling or Rulings vis-à-vis NYSE Euronext” as set out in section 14.1 (j) of the Exchange Offer Document any more.

3.2	Waiver of the Completion Condition “IRS-Ruling vis-à-vis Deutsche Börse”

According to section 14.1 (k) of the Exchange Offer Document, the Exchange Offer is subject to the following Completion Condition:

“On or prior to the end of the offer acceptance period, Deutsche Börse shall have received a private letter ruling from the IRS substantially to the effect that the Exchange Offer will qualify as a transaction described in Section 351(a) of the U.S. Internal Revenue Code and/or the Exchange Offer and the merger, taken together, will qualify as transaction described in Section 351(a) of the U.S. Internal Revenue Code.”

In accordance with the Amendment to the Exchange Offer, the Bidder waives this Completion Condition. The Exchange Offer is not subject to the Completion Condition “IRS-Ruling vis-à-vis Deutsche Börse” according to section 14.1 (k) of the Exchange Offer Document any more.

4	NO EXTENSION OF THE EXCHANGE OFFER

The Exchange Offer is amended prior to the final two weeks of the offer acceptance period. Therefore, the offer acceptance period continuous to end on midnight, at the end of July 13, 2011 (Central European Daylight Savings Time).

5	RIGHT OF WITHDRAWAL

According to sections 21 para. 2 sent. 1, 14 para. 3 sent. 1 WpÜG, the Deutsche Börse Boards hereby advise that shareholders of Deutsche Börse who accepted the Exchange Offer prior to the publication of the Amendment to the Exchange Offer may, at any time until the expiration of the offer acceptance period, withdraw from the agreements concluded as a result of acceptance of the Exchange Offer (section 21 para. 4 WpÜG). Regarding the particulars of the exercise of the right of withdrawal, reference is made to section 17 of the Exchange Offer Document.

6	CONSIDERATIONS OF DEUTSCHE BÖRSE BOARDS

As a consequence of the Amendment to the Exchange Offer, the two Completion Conditions contained in section 14.1 (j) and (k) of the Exchange Offer Document, whose background is further elaborated on in section 13.4 of the Exchange Offer Document, have ceased to apply. Potential uncertainties with respect to the fulfillment of these two Completion Conditions have therefore been eliminated.

The Deutsche Börse Boards do not consider it necessary to further comment on the waiver of the Completion Condition set forth in section 14.1 (j) of the Exchange Offer Document, because this Completion Condition, as part of the Merger, does only concern shareholders of NYSE Euronext who are U.S. tax payers.

Based upon the advice of the law firm Linklaters LLP, the Deutsche Börse Boards, with respect to the waiver of the Completion Condition set forth in section 14.1 (k) of the Exchange Offer Document, have reached the conclusion that the Exchange Offer qualifies as a transaction described in Section 351 (a) of the U.S. Internal Revenue Code and that the Exchange Offer and the merger, taken together, will qualify as transaction described in Section 351(a) of the U.S. Internal Revenue Code and, consequently, a waiver of the completion condition set forth in section 14.1 (k) of the Exchange Offer Document will not lead to adverse consequences for shareholders of Deutsche Börse.

7	RECOMMENDATION

The Deutsche Börse Boards have concluded that the Amendment to the Exchange Offer does not contain any information that would give cause to deviate from the recommendation contained in the Statement. Therefore, the Deutsche Börse Boards continue to recommend to the shareholders of Deutsche Börse that the Exchange Offer be accepted and that the Deutsche Börse shares be tendered.

However, each Deutsche Börse shareholder must make its own determination on whether and to what extent to accept the Bidder’s Exchange Offer, taking into account all relevant circumstances, its individual situation (including its personal tax situation) and its personal assessment of Deutsche Börse’s potential future development as well as of the intrinsic value and the stock exchange price of Deutsche Börse shares. Subject to applicable statutory provisions, the Management Board and the Supervisory Board do not assume any responsibility in the event that the acceptance or the non-acceptance of the Exchange Offer have subsequently adverse economic consequences for any Deutsche Börse shareholder.

Frankfurt, 8 July 2011

Deutsche Börse Aktiengesellschaft

The Management Board	The Supervisory Board

Exhibit B

Alpha Beta Netherlands Holding N.V.

Amsterdam, The Netherlands

This announcement and the information contained herein are restricted and not for release, publication or distribution, in whole or in part, in Japan.

On May 4, 2011, Alpha Beta Netherlands Holding N.V. published the offer document regarding its voluntary public takeover offer to the shareholders of Deutsche Börse Aktiengesellschaft to acquire their shares in Deutsche Börse (ISIN DE0005810055) (“Deutsche Börse Shares”) against a consideration of one share in the Alpha Beta Netherlands Holding N.V. (ISIN NL0009766997) for one Deutsche Börse share. The acceptance period for the exchange offer expires on midnight, at the end of July 13, 2011 (Central European Daylight Savings Time), unless it is extended pursuant to the statutory provisions of the WpÜG.

In respect of the offer condition pursuant to section 14.1 (d) of the exchange offer document “NYSE Euronext requisite vote”, Alpha Beta Netherlands Holding N.V. publishes the following:

During a special meeting of the shareholders of NYSE Euronext, held on July 7, 2011, shareholders of NYSE Euronext approved the proposal to adopt the business combination agreement and the transactions contemplated by it and several proposals relating to the articles of association of Alpha Beta Netherlands Holding N.V. that will be in effect after completion of the combination. As a consequence the completion condition “NYSE Euronext requisite vote” pursuant to section 14.1 (d) of the exchange offer document is satisfied.

Amsterdam July 8, 2011

Alpha Beta Netherlands Holding N.V.

Disclaimer

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding that was mailed to NYSE Euronext shareholders on or about May 10, 2011 and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com. Holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Amsterdam, July 8, 2011